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November 29, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:  Larry Spirgel, Assistant Director

Re:          Liberty Spinco, Inc.

Amendment No. 1 to Registration Statement on Form 10-12B (File No. 001-35707)

Dear Mr. Spirgel:

We hereby electronically file on behalf of Liberty Spinco, Inc. (“Spinco”), under the Securities Exchange Act of 1934, as amended, Amendment No. 1 to its Registration Statement on Form 10-12B (the “Registration Statement”), originally filed October 19, 2012.  Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Registration Statement.

Set forth below are responses to the comments contained in your letter to Pamela L. Coe, Vice President and Secretary of Spinco, dated November 15, 2012 (the “SEC Letter”), regarding the Registration Statement.  For your convenience, each of our responses below is preceded by the Staff’s comment.  The numbered paragraphs below correspond to the numbered paragraphs in the SEC Letter.  All section references refer to the corresponding sections of the Registration Statement filed herewith unless otherwise noted, and all page references in our responses are to the pages in the Registration Statement.

*              *              *

General

1.

Comment: We note that you have yet to file a number of exhibits, including your tax opinion. Please file these exhibits as soon as possible so that we will have sufficient time to review and, if necessary, comment upon your disclosure regarding them.

Response: We have filed additional exhibits to the Form 10 and will file the remainder as soon as practicable.

2.

Comment: Please discuss whether any of the disclosed agreements that you have entered into, and will enter into, in connection with the spin-off may be amended after distribution of your information statement, and if so, how the parties intend to communicate any material changes to holders.

Response:  We have revised the disclosure on page 96 of the information statement to clarify that the disclosed agreements may be amended after distribution of the information statement. Additionally, we have revised the disclosure to note that, following such distribution, Spinco will communicate any such material amendments by means of filing a Current Report on Form 8-K as Spinco will then be a registrant under the Exchange Act and thus subject to certain reporting requirements.

Information Statement filed as Exhibit 99.1

Summary, page 1

3.

Comment: Please disclose here and throughout your information statement, including where you discuss the reasons for the spin-off, the percentage of total assets, revenue and liabilities of Liberty Media Corporation for the periods presented, attributable to the businesses and assets being transferred to Liberty Spinco, Inc. in connection with the spin-off. If applicable, provide appropriate risk factor disclosure discussing the risks associated with separating your businesses and assets from Starz, LLC, which for the past three fiscal years reported has represented a significant amount of your total revenue.

Response: We have revised the disclosure throughout the information statement in response to the Staff’s comment and included a new risk factor on page 10.

4.

Comment: We note your disclosure that your common stock will trade under temporary trading symbols for a short period of time following the spin-off. Please revise your disclosure to explain why temporary trading symbols will be utilized in this circumstance and, once known, please provide a more specific timetable for how long these temporary trading symbols will be used for trading of your common stock.

Response: We have revised the disclosure throughout the information statement in response to the Staff’s comment.

5.

Comment: Please revise the forefront of your information statement to provide a summary of what your organizational structure looks like before the spin-off and what the legal structure will look like following the spin-off. This includes providing your ownership of interests in subsidiaries and other companies. Please include your current percentage ownership in those affiliates you consider to be your equity method affiliates, such as Sirius XM Radio, Inc. and Live Nation Entertainment, Inc.

Response: We have revised the disclosure on pages 4 and 5 of the information statement in response to the Staff’s comment.

6.

Comment: Please include a brief history of Liberty Media’s utilization of tracking stocks in this section, including Liberty Media’s decision in November 2011 to eliminate the tracking stock structure. We note your disclosure related to tracking stocks in both your Management’s Discussion and Analysis and Notes to the Financial Statements, but given the recent use and elimination of tracking stocks reflecting the Starz and the Capital group, we believe this information should be included in the forefront of the information statement.

Response: We have revised the disclosure on page 4 of the information statement in response to the Staff’s comment.

7.

Comment: We note your disclosure that in connection with the spin-off, it is expected that Starz, LLC will distribute approximately $1.8 billion in cash to Liberty Media, of which $400 million was distributed in the third quarter of 2012. Please revise to disclose the specific date(s) the $400 million cash distribution was made by Starz to Liberty Media. Also, we note the total cash distribution amount is dependent on the financial performance and cash position of Starz, LLC. Please disclose whether there is a minimum cash amount that must be distributed to Liberty Media by Starz in connection with the spin-off.

Response: We have revised the disclosure throughout the information statement in response to the Staff’s comment.

The Spin-Off, page 1 Q: Can Liberty Media decide not to complete the Spin-Off?, page 2

8.

Comment: Please revise to provide a summary of the conditions to the spin-off. In addition, disclose what notification, if any, you will provide stockholders should the board of directors waive a material condition or amend, modify or abandon the spin-Off and related transactions

Response: We have revised the disclosure on pages 2 and 3 of the information statement in response to the Staff’s comment.

Q: What other transactions are occurring in connection with the Spin-Off..., page 2

9.

Comment: Revise your disclosure to state that the cash distribution by Starz, LLC to Liberty Media will be approximately $1.8 billion, rather than $1.8 million. Please also provide updated information as to how much is available for drawdown from the Starz, LLC credit facility.

Response: We have revised the disclosure throughout the information statement in response to the Staff’s comment.

Q: Will I receive physical certificates representing shares of Spinco common stock following the distribution?, page 3

10.

Comment: Please disclose when the electronic distribution of the Spinco shares to Liberty Media shareholders will take place. Also, if the electronic distribution is anticipated to occur on the distribution date, discuss whether you anticipate any delays in the electronic distribution of the Spinco shares to Liberty Media shareholders, and if so, why such delays would occur.

Response: We have revised the disclosure on pages 6 and 26 of the information statement in response to the Staff’s comment.

What are the material U. S. federal income tax consequences of the Spin-Off?, page 4

11.

Comment: Please disclose when you expect to receive both the private letter ruling from the IRS and the opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to whether the spin-off will qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code. Please also revise your disclosure throughout the information statement to note that all conditions to the spin-off, including this particular condition to the spin-off, may be waived by the Liberty Media board of directors in its sole discretion. Finally, we note that you will file the tax opinion as an exhibit to the registration statement. Please also confirm whether you will file the IRS private letter ruling as an exhibit to the registration statement or attach it is an annex to the information statement.

Response: We have revised the disclosure on page 6 of the information statement to state that Liberty Media expects to receive the Ruling as soon as practicable and the opinion of Skadden on or prior to the distribution date. We have also revised the disclosure throughout the information statement to state that all conditions to the Spin-Off may be waived by the Liberty Media board of directors in its sole discretion. Liberty Media does not intend to file the Ruling as an exhibit to the registration statement or attach it as an annex to the information statement. We respectfully submit that it is neither customary nor appropriate to file a private letter ruling from the IRS under these circumstances.

Q: Where will Spinco common stock trade?, page 4

12.

Comment: We note your disclosure that you expect to list your Series A common stock and Series B common stock on the Nasdaq Global Select Market under the symbols “LMCA” and “LMCB.” Please disclose whether acceptance of your common stock for listing on Nasdaq is one of the conditions to the spin-off, and if so, whether it can be waived by the Liberty Media board of directors.

Response: We have revised the disclosure throughout the information statement in response to the Staff’s comment.

13.

Comment: Please revise your summary disclosure to briefly discuss the costs and risks considered by the board of directors of Liberty Media in determining whether to effect the spin-off, as discussed on page 18 of the Information Statement.

Response: We have revised the disclosure on page 7 of the information statement in response to the Staff’s comment.

Risk Factors, page 6

14.

Comment: Please include a risk factor addressing the risk that your board of directors may amend, modify or abandon the spin-off and related transactions at any time and may change the terms of the transaction in its sole discretion.

Response: We have included a new risk factor on page 18 of the information statement in response to the Staff’s comment.

15.

Comment: We note that you record certain of your business affiliates such as Sirius XM Radio, Inc. and Live Nation under the equity method of accounting, which generally requires recognition of an investment’s share of earnings, or losses, in prior periods. Please include a risk factor addressing the fact that given your substantial investments in these affiliates, you recognize a share of the earnings or losses related to these investments. Discuss the effect recognizing a share of earnings and losses in these affiliates may have on the reporting of your operating results if the earnings or losses are material.

Response: We have included a new risk factor on page 13 of the information statement in response to the Staff’s comment.

16.

Comment: Please include risk factor disclosure discussing that one of your subsidiaries, TruePosition, is “out of contract” with one of its largest customers and has experienced no business activity for the six months ended June 30, 2012. We note your disclosure on page 39. Discuss the risks that it may pose to your consolidated business operations if a new agreement cannot be reached between TruePosition and this customer.

Response: We have included a new risk factor on page 15 of the information statement in response to the Staff’s comment.

We do not have the right to manage our business affiliates..., page 9

17.

Comment: Please revise your disclosure to create a separate risk factor and heading addressing the identified risks and uncertainties associated with your application to the FCC for the transfer of de jure control of Sirius.

Response: We have included a new risk factor on page 12 of the information statement in response to the Staff’s comment.

The Spin-Off could result in a significant tax liability, page 11

18.

Comment: We note your disclosure that the spin-off could result in significant tax liability and that the tax treatment is subject to some uncertainty. Please provide more information about the degree of uncertainty and address the reasons for the uncertainty. For example, please revise to discuss all relevant factual or legal representations and assumptions made by officers of Liberty Media and Spinco and a “stockholder” of Liberty Media that will form the basis of the tax opinion of counsel. Please identify the particular stockholder of Liberty Media to whom you are referring. Also, to the extent practicable, please provide quantitative information about the extent of potential liabilities if the spin-off does not qualify as a tax free transaction under Sections 355 and 368(a)(1)(D) of the IRS Code. We note your disclosure on page 24 that it is expected that the amount of any such taxes to Liberty Media’s stockholders and Liberty Media would be substantial. Finally, as noted in our prior comment 11, please indicate that Liberty Media may waive the conditions that it receives an opinion of counsel and ruling from the IRS regarding such qualification.

Response: Liberty Media believes that the risk factor addresses and identifies the factual and legal reasons for uncertainty with respect to the tax treatment of the Spin-Off. In addition, the disclosure has been revised to identify assumptions, statements, representations and undertakings upon which the tax opinion will be based.

We have revised the disclosure on page 16 of the information statement to identify Mr. Malone as the stockholder who is expected to provide representations to Skadden in connection with the Spin-Off.

Liberty Media does not believe that it is practicable to provide quantitative information regarding the extent of potential tax liabilities if the Spin-Off does not qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D) because the facts necessary to make such determination such as the fair market value of the Spinco common stock at the time of the Spin-Off, Liberty Media’s adjusted tax basis in its Spinco common stock at the time of the Spin-Off, and/or the earnings and profits of Liberty Media/Starz for the taxable year in which the Spin-Off occurs, will not be knowable until on or after the Spin-Off.

We have revised the disclosure throughout the information statement to state that the opinion of counsel and Ruling conditions to the Spin-Off may be waived by the Liberty Media board of directors in its sole discretion.

We cannot be certain that an active trading market will develop..., page 13

19.

Comment: We note the fair value of Liberty Media’s investment in Sirius was approximately $4.9 billion as of June 30, 2012, and represented a “large portion” of Liberty Media’s total market value as of that date. In addition, we note your disclosure that the Sirius investment will represent “an even larger portion” of Spinco’s total market value following the spin-off. Please revise your disclosure to provide a specific percentage of Spinco’s total market value the Sirius investment will represent following the spin-off.

Response:  Liberty Media believes the description of “large portion” of its current market value and “larger portion” of Spinco following the Spin-Off best describes the known values prior to and following the Spin-Off.   Liberty Media does not know the fair values that its investors ascribe to each of its businesses, assets and investments as well as the related liabilities (including potential tax impacts) in order to determine the market value of Liberty Media.  Liberty Media knows the fair value of its ownership interest in Sirius on an as-converted basis based on the trading price of a share of Sirius ($8,176 million at September 30, 2012) but it does not know whether an investor gives full value to its investment in Sirius in the market value of Liberty Media (market capitalization at September 30, 2012 is $12,723 million).  Therefore, Liberty Media does not know the quantitative percentage of the value Sirius represents in relation to Liberty Media’s market value.  Liberty Media knows that the full fair value of its ownership interest in Sirius (without any tax impact) in relation to the market value of Liberty Media is a large percentage and Liberty Media believes quantifying that percentage could be potentially misleading to a reader of this information statement as it would give it more prominence than would be appropriate.  Additionally, Liberty Media knows that upon the completion of the Spin-Off the value of Spinco will be less as shareholders will now hold shares in two separate companies and overall value will then be divided between two companies.  Liberty Media does not know the value its investors attribute to its wholly owned subsidiary Starz, LLC and therefore Liberty Media cannot quantify Spinco’s post-Spin-Off market value.  Therefore, Liberty Media is not able to quantify a percentage of market value post-Spin-Off as it does not know Spinco’s post-Spin-Off market value and does not know what value investors will attribute to Sirius post-Spin-Off.

20.

Comment: Please include risk factor disclosure related to the costs and other material challenges you may face as a result of becoming an independent publicly reporting company. Your disclosure should address the risk that you may not be able to achieve some or all of the benefits you expect to achieve as an independent company in the time you expect, if at all.

Response: We have included a new risk factor on page 17 of the information statement in response to the Staff’s comment

Reasons for the Spin-Off, page 17

21.	Comment: Expand your disclosure, if practicable, to quantify the anticipated effect of the loss of synergies from operating as one company.

Response:  Liberty Media does not believe it is practicable to quantify the anticipated effect of the loss of synergies from operating as one company.  The loss of synergies will be primarily at Starz, LLC upon the completion of the Spin-Off as it is not currently operating as a separate public company.  Therefore, Liberty Media believes any additional cost burden will be at the Starz, LLC level.  Starz, LLC has a qualified management team but may be required to add incremental headcount to support the additional reporting requirements and additional costs associated with being a public company which may be incurred, but such costs are not considered to be significant.  Liberty Media believes that over time it will be required to have its own Information Technology (“IT”) infrastructure which is currently shared with Starz, LLC but does not believe those costs will be significant and no decisions have been made about the timeline and method for supporting its own IT infrastructure.  Therefore, Liberty Media does not believe the incremental administrative costs of Spinco will be significant.

22.	Comment: Expand the last bullet point on page 18 to disclose that in the event of any such tax liabilities, Spinco’s potential indemnity obligation to Starz is not subject to a cap.

Response: We have revised the disclosure on page 23 of the information statement in response to the Staff’s comment

23.	Comment: Please provide a subsection discussing the interests of Liberty Media’s officers and directors in the spin-off.

Response: We have revised the disclosure beginning on page 24 of the information statement in response to the Staff’s comment

Conditions to the Spin-Off, page 19

24.

Comment: We note that Liberty Media’s board will receive a solvency opinion from a financial advisor related to the spin-off and related transactions. Please identify the financial advisor who will issue the solvency opinion and supplementally advise whether this opinion will also include a recommendation to the board that Liberty Media spin-off the business and assets attributed to Liberty Spinco, Inc. as a separate, publicly traded company. If so, please revise your disclosure appropriately to discuss the solvency opinion. In addition, please advise whether you will be filing the opinion as an exhibit to the Form 10 or as an annex to the information statement.

Response: In response to the Staff’s comment we note that, although the receipt by Liberty Media of a written solvency opinion from a financial advisor is a condition to the completion of the Spin-Off and related transactions, Liberty Media is not required to obtain a solvency opinion from any specific financial advisor, and Liberty Media’s board of directors may at any time select a different financial advisor to provide such opinion or waive the receipt of a solvency opinion as a condition to the completion of the Spin-Off in its sole discretion. We supplementally confirm that, as is customary with respect to solvency opinions, any such solvency opinion obtained by the Liberty Media board of directors will not contain any advice or recommendation as to whether Liberty Media should engage in the Spin-Off or any related transaction. In that regard, we note that the receipt of a solvency opinion is not included in Liberty Media’s “Reasons For Effecting the Spin-Off” on page 22 of the Information Statement and we confirm that the Liberty Media board of directors does not consider the receipt of a solvency opinion to be a reason to engage in the Spin-Off.

Because any solvency opinion rendered to the Liberty Media board of directors will not contain any advice or recommendation to the Liberty Media board of directors as to whether Liberty Media should engage in the Spin-Off and will not be delivered to Liberty Media, if at all, until just prior to the completion of the Spin-Off, we do not believe it necessary or appropriate to provide a discussion of the solvency opinion or file the opinion as an annex to the Information Statement or exhibit to the Form 10, particularly in light of the fact that the stockholders of Liberty Media are not being asked to take any action in connection with the Spin-Off[1].

Manner of Effecting the Spin-Off, page 19

25.

Comment: Please revise your disclosure to address what happens if a shareholder of Liberty Media on the record date sells shares of Liberty Media common stock after the record date but before the distribution date.

Response: We have revised the disclosure on page 26 of the information statement in response to the Staff’s comment

Strategies and Challenges of Business Units, page 31

26.	Comment: We note that you only provided disclosure in this section pertaining to Starz, LLC. Please provide relevant disclosure for your other business units.

Response: We have revised the disclosure on pages 39 and 40 of the information statement in response to the Staff’s comment.

Liquidity and capital resources, page 43

27.

Comment: Please expand your discussion to describe any known trends, demands, events or uncertainties that are reasonably likely to have material effects on your liquidity in the future, specifically with respect to your cash flows provided by (used in) your operating, financing and investing activities. This includes identifying any items that are the primary underlying drivers in contributing to uncertainty or variability in your cash flows. Your disclosure should address the $1.8 billion cash distribution you expect to receive from Starz, LLC in connection with the spin-off.

Response: We have revised the disclosure on pages 52 and 53 of the information statement in response to the Staff’s comment

28.

Comment: Discuss whether your existing cash, cash equivalents, net cash from operations and sources of liquidity will be sufficient to fund your operations, anticipated capital expenditures and debt repayment obligations for the next twelve months. In addition, provide a discussion regarding the company’s ability to meet its long-term liquidity needs. Note that we consider “long-term” to be the period in excess of the next twelve months. Refer to Section IV of the Commission’s Interpretive Release on Management Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

1 For the Staff’s reference, we note the following publicly filed information statements with respect to recent precedent spin-off transactions where the information statements disclosed that the receipt of a solvency opinion was a condition to the completion of the spin-off but did not disclose the identity of the opinion provider or include a copy of the opinion and no issues were raised regarding such disclosure in the Staff’s comment letters:

•                                          ITT’s spin-off of Xylem available at: http://sec.gov/Archives/edgar/data/1524472/000095012311088754/y91930a5exv99w1.htm

•                                          Similarly ITT’s spin-off of Exelis available at: http://sec.gov/Archives/edgar/data/1524471/000095012311088751/y91928a5exv99w1.htm

•                                          El Paso’s proposed spin-off of EP Energy available at: http://sec.gov/Archives/edgar/data/1526877/000104746911008104/a2205092zex-99_1.htm

•                                          Fortune Brands spin-off of Fortune Brands Home & Security available at: http://sec.gov/Archives/edgar/data/1519751/000119312511234225/dex991.htm

Additional examples can be provided at the Staff’s request.

Response: We have revised the disclosure on pages 52 and 53 of the information statement in response to the Staff’s comment

29.

Comment: Please provide disclosure to supplement your Consolidated Statements of Cash Flows and provide your net increase (decrease) in cash and cash equivalents the past three fiscal years. Your disclosure should address your cash flows from operating activities, investing activities and financing activities for the past three fiscal years.

Response: We have revised the disclosure on page 52 of the information statement in response to the Staff’s comment

Terms of Investment in Sirius, page 58

30.	Comment: Please expand your disclosure to provide additional information regarding the anticipated timing of the FCC’s review of your application to acquire de jure control of Sirius.

Response: We have revised the disclosure on page 69 of the information statement in response to the Staff’s comment

Terms of Barnes & Noble Investment, page 63

31.	Comment: Please revise to disclose your percentage ownership of the issued and outstanding shares of Barnes & Noble.

Response: We have revised the disclosure on page 74 of the information statement in response to the Staff’s comment

Executive Compensation, page 76

32.

Comment: We note your disclosure that for information concerning the compensation paid to the named executive officers of Spinco for their service to each of Liberty Media and Liberty Interactive for the year ended December 31, 2011, readers should refer to the executive compensation disclosure contained in Liberty Media’s definitive proxy statement on Schedule 14A filed on July 5, 2012 and the proxy statement/prospectus forming a part of a Form S-4/A filed by Liberty Interactive on June 29, 2012. Please revise to include the referenced executive compensation disclosure within the information statement filed as Exhibit 99.1, as an exhibit to the Form 10 or within the Form 10 itself. See Item 10(d) of Regulation S-K and Rule 12b-23(b) of the Exchange Act, which restrict the incorporation by reference of documents that incorporate by reference other information, and Rule 12b¬23(a)(3), which requires copies of any information incorporated by reference in a registration statement to be field as an exhibit to the registration statement.

Response: We have revised the disclosure on pages 87 and 88 of the information statement and included the requested information as Exhibit 99.2 to the Form 10 in response to the Staff’s comment.

Reorganization Agreement, page 84

33.	Comment: Please expand your disclosure to identify the nature of the “other specified liabilities” Spinco will be financially responsible for pursuant to this agreement.

Response: We have revised the disclosure on page 96 of the information statement in response to the Staff’s comment

Age of Financial Statements

34.	Comment: Please update the financial statements and other financial information in the filing to include the interim period ended September 30, 2012.

Response: We have updated the financial statements as requested in response to the Staff’s comment.

*              *              *

Spinco has authorized us to inform you that:

•                  Spinco is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Spinco may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (212) 408-2503.

Very truly yours,

/s/ Renee L. Wilm
Renee L. Wilm

cc:     Liberty Spinco, Inc.

Pamela L. Coe